SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Destination Maternity Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25065D100

(CUSIP Number)

Jack Kantrowitz, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas, 27th Floor

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D100	Page 2 of 5

1	NAMES OF REPORTING PERSONS Orchestra-Prémaman S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.01%[1]
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 13,986,179 shares of Destination Maternity Corporation common stock outstanding as of June 1, 2017, as disclosed in the Destination Maternity Corporation’s Quarterly Report on Form 10-Q filed on June 8, 2017.

CUSIP No. 25065D100	Page 3 of 5

1	NAMES OF REPORTING PERSONS Yeled Invest S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,921,820
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 1,921,820
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[2]
14	TYPE OF REPORTING PERSON (see Instructions) CO

2 The percentage was calculated based on 13,986,179 shares of Destination Maternity Corporation common stock outstanding as of June 1, 2017, as disclosed in the Destination Maternity Corporation’s Quarterly Report on Form 10-Q filed on June 8, 2017.

CUSIP No. 25065D100	Page 4 of 5

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2015, as amended by Amendment No. 1 filed on February 8, 2016, Amendment No. 2 filed on March 18, 2016, Amendment No. 3 filed on May 2, 2016 and Amendment No. 4 filed on December 20, 2016 (as so amended the “Schedule 13D”) by Orchestra-Prémaman S.A. (“Orchestra-Prémaman”) and Yeled Invest S.à.r.l. with respect to the common stock, par value $0.01 per share, of Destination Maternity Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 5 have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure under Item 4 is incorporated herein by reference.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On December 19, 2016, and as previously disclosed in a Current Report on Form 8-K filed on December 20, 2016 (the “Initial Report”) by the Issuer, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Orchestra-Prémaman and its wholly owned subsidiary, US OP Corporation (“Merger Sub”), pursuant to which it was contemplated that Merger Sub would merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Orchestra-Prémaman (the “Merger”). On the same date, and in connection with the Merger Agreement, the Issuer also entered into a Governance Agreement with Orchestra-Prémaman and certain of its affiliates (the “Governance Agreement”).

As disclosed in a Current Report on Form 8-K filed on July 27, 2017 (the “July 27 Current Report”) by the Issuer, on July 27, 2017, the Issuer, Orchestra-Prémaman, and certain other affiliates of Orchestra-Prémaman entered into a Termination Agreement (the “Termination Agreement”) pursuant to which they agreed to terminate the Merger Agreement and various ancillary agreements entered into in connection with and in contemplation of the Merger, in each case effective immediately. Orchestra-Prémaman, directly and through its affiliates, continues to beneficially own approximately 13.7% of the Issuer’s outstanding common stock.

The foregoing description of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement, which is incorporated by reference herein and is filed as Exhibit 10.1 to the July 27 Current Report.  A copy of the press release issued by the Issuer relating to the execution of the Termination Agreement is attached as Exhibit 99.1 to the July 27 Current Report and is incorporated herein by reference.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures in Item 4 are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Termination Agreement, dated July 27, 2017, by and among the Destination Maternity Corporation, Orchestra-Prémaman S.A., US OP Corporation, Yeled Invest S. à r. l, and Orchestra-Prémaman USA Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Destination Maternity Corporation with the SEC on July 27, 2017).

Exhibit 99.1	Press release of Destination Maternity Corporation issued July 27, 2017 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Destination Maternity Corporation with the SEC on July 27, 2017).

Exhibit 99.2	Joint Filing Agreement dated December 14, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on December 14, 2015).

CUSIP No. 25065D100	Page 5 of 5

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 5 is true, complete and correct.

ORCHESTRA-PRÉMAMAN S.A.

By:	/s/Thomas Hamelle
Name: Thomas Hamelle
Title: Chief Executive Officer

YELED INVEST S.à r.l.

By:	/s/Fons Mangen
Name: Fons Mangen
Title: Manager

By:	/s/J.-H. Antoine
Name: J.-H. Antoine
Title: Manager

Dated: July 28, 2017